Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

Maria Victoria Quade Investor Relations

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director (mariana.crespo@tfn.com) Tel: (212) 807-5014

TGS Announces the Withdrawal of its Ongoing Restructuring Offer and the Postponement of Financial Interest Payments.

FOR IMMEDIATE RELEASE: Wednesday, May 14, 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) announced today that it has decided to withdraw the restructuring proposal presented to its creditors on February 24, 2003, the terms of which were amended and supplemented in March 2003 (the “Restructuring Proposal”).  The decision is based on the lack of acceptance mainly from certain long-term creditors, which prevented the Company from reaching the requisite majorities to enter into an “Acuerdo Preventivo Extrajudicial” to restructure substantially all of its indebtedness.

The Company, together with its financial and legal advisors, is evaluating the alternatives available to overcome its financial difficulties and will announce in due course the action plan it will implement.  Until the Company defines the new course of action, in order to protect its business and operations and to continue the fair treatment of all of its creditors, effective today TGS will postpone interest and principal payments due under all its outstanding financial indebtedness, including the interest payment due on May 15, 2003, under the Company’s A and B Loans with the Interamerican Development Bank.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’ controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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